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                                                                    EXHIBIT 99.1
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N E W S   R E L E A S E
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INVESTOR CONTACTS:

Suresh Kumar                           Clarence Fu
(1) 408.941.1110                       (65) 6360.4060
sureshk@charteredsemi.com              cfu@charteredsemi.com


MEDIA CONTACTS:
Chartered U.S.:                        Chartered Singapore:
Tiffany Sparks                         Maggie Tan
(1) 408.941.1185                       (65) 6360.4705
tiffanys@charteredsemi.com             tanmaggie@charteredsemi.com


                     CHARTERED PROVIDES MID-QUARTER GUIDANCE

             New Guidance Reflects Moderate Improvement in Revenues,
                        Higher Shipments and Utilization

SINGAPORE -- December 3, 2002 -- Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) indicated that it expects moderate improvement in revenues as well as higher shipments and utilization in the fourth quarter, compared to its original guidance which was provided on October 25, 2002.

"We now expect that our total wafer shipments, including those from Chartered's share of SMP (Fab 5), will be down only a couple of percentage points from the third quarter, and therefore we have raised our utilization guidance from the mid-30s to the high-30s," said George Thomas, vice president & CFO of Chartered. "Based on the current projected shipment mix, we now expect a sequential decline of approximately 10 percent in average selling price, compared to our original guidance of a 6-8 percent decline. Our shipments of 0.18-micron and below product during the quarter are expected to represent approximately 40% of our total revenues, up from 13% a year ago, and we expect it to include first revenues from our 0.13-micron offering.

"As indicated in October, the sequential decline in revenues is driven primarily by a significant decline in our computer segment, where we believe some customers are working through excess inventory which will probably take a couple of quarters to correct," Thomas stated.
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Based on its current assessment of market and customer trends, the Company's updated guidance for fourth quarter 2002 is as follows:

     - Revenues: down approximately 18% sequentially and up approximately 39% year-over-year, compared to previous guidance of "down approximately 20% sequentially and up approximately 37% year-over-year." Revenues including Chartered's share of SMP, down approximately 12% sequentially and up approximately 60% year-over-year, compared to previous guidance of "down approximately 15% sequentially and up approximately 54% year-over-year." SMP is a minority-owned joint-venture company and therefore, under the Company's US GAAP reporting, its revenues are not consolidated

     - ASP: down approximately 10 percentage points sequentially compared to previous guidance of "down 6-8 percentage points"

     - Utilization: in the high-30s compared to previous guidance of "mid-30s"

     - Net loss: approximately $114 million to $117 million, including a one-time charge of approximately $5 million associated with workforce re-sizing, unchanged from previous guidance

     - Loss per ADS: approximately $0.47 to $0.49 including a one-time charge of approximately $0.02 per ADS associated with workforce re-sizing, unchanged from previous guidance

     - Average share count for EPS calculation: approximately 241 million ADSs, unchanged from previous guidance

Chartered plans to release its fourth-quarter 2002 earnings on Wednesday, January 29, 2003, Singapore time, before the Singapore market opens.

Chartered's original guidance for fourth quarter 2002 was published in the company's third-quarter 2002 earnings release which can be found at http://investor.charteredsemi.com/releases.cfm


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.
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A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,500 employees are based at 11 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our near term outlook for fourth quarter 2002 including projected revenues including Chartered's share of SMP, average selling prices, utilization, net loss, loss per American Depositary Share, the one-time charge associated with workforce re-sizing, average share count for EPS calculation, our shipments of 0.13 micron and below product and revenues from our 0.13 micron offering and our expectation of the market recovery reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the successful implementation of our partnership, technology and supply alliances; and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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